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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut 06902
(203) 890-2000

with a copy to:

Daniel Clivner, Esq.
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars
Los Angeles, California 90067
(310) 407-7500

with a copy to:

Venu Raman Kumar
CBaySystems Holdings Limited
2661 Riva Road, Building 1000, 5th Floor
Annapolis, Maryland 21401
(410) 940-6900

with a copy to:

Philip S. Stamatakos, Esq.
Jones Day
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,085,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,085,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBaySystems Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer
This Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), of MedQuist Inc., a New Jersey corporation (the “Issuer”). The principal executive office of the Issuer is located at 1000 Bishops Gate Blvd., Suite 3000, Mount Laurel, New Jersey 08054.

Item 2.	Identity and Background
This statement is filed jointly by CBay Inc., CBaySystems Holdings Limited (“CBaySystems”), S.A.C. PEI CB Investment, L.P. (“SAC CBI”), S.A.C. PEI CB Investment GP, Limited (“SAC CBI GP”), S.A.C. Private Equity Investors, L.P. (“SAC PEI”), S.A.C. Private Equity GP, L.P. (“SAC PEI GP”), S.A.C. Capital Management, LLC (“SAC Capital Management”) and Steven A. Cohen with respect to shares of common stock owned by CBay Inc. CBay Inc. and CBaySystems, together, are referred to herein as the “CBay Reporting Persons”. SAC CBI, SAC CBI GP, SAC PEI, SAC PEI GP, SAC Capital Management and Mr. Cohen, collectively, are referred to herein as the “SAC Reporting Persons”. The SAC Reporting Persons and the CBay Reporting Persons, together, are referred to herein as the “Reporting Persons”. A Joint Filing Agreement is attached hereto as Exhibit A. Neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control. Any disclosures made by a Reporting Person herein with respect to persons or entities other than such Reporting Person are made on information and belief after making inquiry to the appropriate party. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The term “herein”, as used in this Schedule 13D, refers to this Schedule 13D as a whole and not to any particular Item or paragraph.
The identity and background for each Reporting Person are set forth below:

Name:	CBay Inc.
Business Address:	c/o CBaySystems Holdings Limited, 2661 Riva Road, Building 1000, Fifth Floor, Annapolis, MD 21401
Principal Business:	to serve as an intermediate holding company for a portfolio of businesses that provide U.S. medical transcription, healthcare technology and healthcare financial services operations
Citizenship:	Delaware

Name:	CBaySystems Holdings Limited
Business Address:	2661 Riva Road, Building 1000, Fifth Floor, Annapolis, MD 21401
Principal Business:	to serve as a holding company for a portfolio of businesses that provide medical transcription, healthcare technology and healthcare financial services operations
Citizenship:	British Virgin Islands

Name:	S.A.C. PEI CB Investment, L.P.
Business Address:	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
Principal Business:	to invest in securities of CBaySystems
Citizenship:	Cayman Islands

Name:	S.A.C. PEI CB Investment GP, Limited
Business Address:	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
Principal Business:	to serve as general partner of SAC CBI
Citizenship:	Cayman Islands

Name:	S.A.C. Private Equity Investors, L.P.
Business Address:	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
Principal Business:	to invest in the securities of various companies
Citizenship:	Cayman Islands

Name:	S.A.C. Private Equity GP, L.P.
Business Address:	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
Principal Business:	to serve as general partner of SAC PEI
Citizenship:	Cayman Islands

Name:	S.A.C. Capital Management, LLC
Business Address:	72 Cummings Point Road, Stamford, Connecticut 06902
Principal Business:	to serve as investment manager to certain private investment funds
Citizenship:	Delaware

Name:	Steven A. Cohen
Business Address:	72 Cummings Point Road, Stamford, Connecticut 06902
Principal Business:	to serve as the principal of certain investment managers, including SAC Capital Management and certain other affiliated entities
Citizenship:	United States
Attached as Schedule I hereto and incorporated by reference herein is a list of the directors and executive officers of CBay Inc., CBaySystems and SAC CBI GP, including each such person’s name, citizenship, business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted.
None of the Reporting Persons has, and to the knowledge of the Reporting Persons none of the individuals listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons was, and to the knowledge of the Reporting Persons none of the individuals listed on Schedule I hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The 26,085,086 shares of Common Stock to which this Schedule 13D relates (the “Shares”) were acquired by CBay Inc., a subsidiary of CBaySystems, from Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Kingdom of the Netherlands (“KPE”), on August 6, 2008, pursuant to the Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems, CBay Inc. and KPE (the “Stock Purchase Agreement”). A copy of the Stock Purchase Agreement is attached as Exhibit B hereto and incorporated by reference herein. The consideration for the Shares consisted of (i) $98,079,398.75 in cash, (ii) a 6.00% Convertible Senior PIK Note due 2015 (the “Convertible Note”) issued by CBay Inc. to KPE with an aggregate principal amount of $90,935,000, and (iii) a promissory note (the “Promissory Note” and, together with the Convertible Note, the “Notes”) issued by CBay Inc. to Koninklijke Philips Electronics N.V. with an aggregate principal amount of $26,244,037.31, a term of 90 days (subject to adjustment) and an interest rate of 1.67% per annum, subject to adjustment. The Convertible Note is convertible, at any time after November 4, 2008 and prior to August 6, 2015, into ordinary shares of CBaySystems. The Promissory Note is secured by a pledge of the Shares. Each of the Notes is guaranteed by CBaySystems. Copies of the Notes are attached hereto as Exhibits C and D, respectively, and incorporated by reference herein. CBay Inc. obtained the funds used to acquire the Shares in the form of a capital contribution from CBaySystems on August 6, 2008. CBaySystems obtained such funds from SAC CBI in connection with a $124,000,000 subscription by SAC CBI for approximately 58.1% of the outstanding ordinary shares of CBaySystems on August 6, 2008. SAC CBI obtained such funds from its partners, SAC CBI GP, SAC PEI and Lehman Brothers Commercial Corporation Asia Limited. SAC CBI GP obtained its portion of such funds from SAC PEI. SAC PEI obtained its portion of such funds from its partners, including its general partner SAC PEI GP. SAC PEI GP obtained its portion of such funds from its partners.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and the Notes.

Item 4.	Purpose of Transaction
CBay Inc. acquired the Shares from KPE on August 6, 2008 pursuant to the terms of the Stock Purchase Agreement, which resulted in a change of control of the Issuer. The Reporting Persons intend that the Issuer will continue to operate as a stand-alone legal entity. By virtue of its ownership of the Shares, which constitute approximately 69.5% of the shares of Common Stock outstanding, CBay Inc. has the voting power to control the outcome of any shareholder action that requires the vote of holders of a majority of the Issuer’s outstanding shares (or any other threshold that does not exceed CBay Inc.’s percentage ownership). The Reporting Persons intend that CBay Inc. will exercise its rights as a shareholder of the Issuer, subject at all times to compliance with applicable laws and rules governing the actions of a majority shareholder.
The Issuer has publicly reported that, pursuant to the “controlled company” exemption under the NASDAQ marketplace rules, it is exempt from the requirement, among others, that a majority of its board of directors (the “Board”) consist of “independent directors” (as defined in those rules). Immediately prior to the closing under the Stock Purchase Agreement, four individuals designated by CBaySystems, Robert Aquilina, Frank Baker, Peter Berger and Michael Seedman, were elected to the Board pursuant to Section 5.07 of the Stock Purchase Agreement. Mr. Berger is a Managing Director of S.A.C. Private Capital Group, LLC (“SAC PCG”), a subsidiary of SAC Capital Management, and also serves as a director of CBaySystems and of SAC CBI GP. Mr. Baker is a Managing Director of SAC PCG and also serves as a director of CBaySystems. Mr. Aquilina is Executive Chairman of CBaySystems and of CBay Inc., and also serves as an executive partner, a senior operating consultant role, to SAC PCG. Mr. Seedman is a director of CBaySystems and Chief Technology Officer of CBaySystems and CBay Inc., and also serves as an executive partner, a senior operating consultant role, to SAC PCG. These individuals have informed the Reporting Persons that they are mindful that their fiduciary duties as directors extend to all shareholders of the Issuer, and that they intend to conduct themselves accordingly. CBay Inc. has the voting power to elect the entire Board, and the Reporting Persons anticipate that the Board will be expanded above its current seven members to add additional qualified individuals. As of the date of this filing, additional candidates have been proposed to the nominating committee of the Board for its review and consideration.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may evaluate, and engage in discussions with the Board, management, other shareholders of the Issuer and other relevant parties concerning, any and all aspects of the Issuer, including its business, assets, corporate structure, capitalization, leverage, operations, strategy, opportunities, properties, policies, management, personnel and capital needs, as well as general economic, market and industry conditions, among other aspects. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as he or it deems appropriate. Without limiting the foregoing, the Reporting Persons anticipate that the Board and, from time to time, one or more of the Reporting Persons, will evaluate the Issuer with a view towards identifying and potentially realizing possible synergistic opportunities among the Issuer and other operating companies affiliated with CBaySystems that may allow the Issuer and such other companies to enhance their portfolios of products and services, accelerate growth, reduce costs, improve operational performance and profitability, and/or better service the needs of their customers. In addition, the Reporting Persons anticipate requesting the Board to consider, subject to the directors’ fiduciary duties, the declaration and payment prior to November 4, 2008 of a dividend to all shareholders in an amount such that the pro rata portion thereof received by CBay Inc. will at least be sufficient to pay the amount owed by CBay Inc. under the Promissory Note.
Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, the Board and/or other shareholders of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D. In particular, but without limiting the foregoing, although the Reporting Persons have no present intention to acquire any additional shares of Common Stock, and have no present intention for CBay Inc. to dispose of any of the Shares, the Reporting Persons may acquire additional shares of Common Stock and/or dispose of Shares on the NASDAQ Global Market, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time, and may be made at such prices and upon such other terms as the applicable Reporting Person determines. For the avoidance of doubt, the Reporting Persons intend that any such transactions would only be undertaken, if at all, in compliance with the applicable provisions of the New Jersey Shareholders’ Protection Act. Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Certain of the Reporting Persons have been named as parties in lawsuits with respect to the Stock Purchase Agreement and the transactions related thereto. On June 30, 2008, Newcastle Partners, L.P., derivatively on behalf of the Issuer, filed an action against KPE, CBaySystems, CBay Inc., and certain former directors of the Issuer in the Superior Court of New Jersey, Chancery Division, Burlington County, New Jersey. The complaint alleged, among other things, that such former directors of the Issuer breached their fiduciary duties to the Issuer and its minority shareholders in connection with KPE’s sale of the Shares to CBay Inc., that CBaySystems and CBay Inc. aided and abetted the breach by such directors of their fiduciary duties, and that CBaySystems and CBay Inc. violated the standstill provision in a confidentiality agreement with the Issuer. On July 30, 2008, Costa Brava Partnership III, L.P., directly against and derivatively on behalf of the Issuer, filed an action against KPE, CBaySystems, CBay Inc., SAC Capital Management, SAC PCG, SAC CBI and certain former directors of the Issuer in the United States District Court in the District of New Jersey. The complaint alleged, among other things, that the appointment of CBaySystems’ designees to the Board violates certain antitrust laws, that CBaySystems and CBay Inc. failed to timely file a Schedule 13D with the United States Securities and Exchange Commission, and that certain former directors of the Issuer breached their fiduciary duties to the Issuer and its minority shareholders in connection with KPE’s sale of the Shares to CBay Inc. The foregoing description of the complaints is a summary only and does not purport to be complete. Should one or both of such complaints be amended or withdrawn, or additional complaints filed, the Reporting Persons do not intend to update this Schedule 13D solely to report such events.

Item 5.	Interest in Securities of the Issuer
(a) (b) CBay Inc. owns 26,085,086 shares of Common Stock, representing approximately 69.5% of the shares of Common Stock outstanding, and has voting and dispositive authority over such shares. Neither CBaySystems nor any of the SAC Reporting Persons owns any shares of Common Stock. To the knowledge of the Reporting Persons, none of the individuals listed on Schedule I hereto owns any shares of Common Stock. The percentages used herein are based upon the 37,555,893 shares of Common Stock outstanding as of July 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 8, 2008. All share ownership is reported herein as of the date of this filing.
CBay Inc. is wholly owned (directly and through another subsidiary) by CBaySystems. SAC CBI owns approximately 58.1% of the outstanding ordinary shares of CBaySystems. SAC CBI GP is the general partner of SAC CBI. SAC PEI is the sole shareholder of SAC CBI GP. SAC PEI GP is the general partner of SAC PEI. SAC Capital Management is the general partner of SAC PEI GP. Mr. Steven A. Cohen, through one or more intermediary holding companies, controls SAC Capital Management. In addition, International Equities (S.A.C. Asia) Limited, an affiliate of the SAC Reporting Persons, owns approximately 2.1% of the outstanding ordinary shares of CBaySystems. Although the Shares are owned solely by CBay Inc., CBay Inc. may be deemed, by reason of the provisions of Rule 13d-3 of the Act, to share beneficial ownership of the 26,085,086 shares of Common Stock it owns, constituting approximately 69.5% of the shares of Common Stock outstanding, with CBaySystems and the SAC Reporting Persons. Accordingly, the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition over the 26,085,086 shares of Common Stock owned by CBay Inc., constituting approximately 69.5% of the shares of Common Stock outstanding.
(c) As set forth in Item 3, which is incorporated herein by reference, CBay Inc. acquired the Shares on August 6, 2008 pursuant to the Stock Purchase Agreement.
(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons (and/or to the knowledge of the Reporting Persons any of the individuals listed on Schedule I hereto) and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
1. Schedule I.  Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited
2. Exhibit A.  Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen
3. Exhibit B.  Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008)
4. Exhibit C.  6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008
5. Exhibit D.  Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008 CBAY INC.
By:	/s/ Venu Raman Kumar
	Name:	Venu Raman Kumar
	Title:	Vice Chairman and CEO

CBAYSYSTEMS HOLDINGS LIMITED
By:	/s/ Venu Raman Kumar
	Name:	Venu Raman Kumar
	Title:	Vice Chairman and CEO

S.A.C. PEI CB INVESTMENT, L.P. By: S.A.C. PEI CB Investment GP, Limited, its general partner

By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PEI CB INVESTMENT GP, LIMITED
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY INVESTORS, L.P. By: S.A.C. Private Equity GP, L.P., its general partner By: S.A.C. Capital Management, LLC, its general partner
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY GP, L.P. By: S.A.C. Capital Management, LLC, its general partner
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. Capital Management, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

Exhibit Index

Exhibit No.	Description

1	Schedule I. Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited

2	Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen

3	Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008)

4	Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008

5	Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008